Registration No. 333-110014
Filed pursuant to Rule 424(b)(3)

Prospectus Supplement No. 1 to Prospectus Dated April 12, 2004

Andrew Corporation

$240,000,000 3 1/4% Convertible Subordinated Notes Due August 15, 2013 and 17,531,568 Shares of Common Stock Issuable Upon Conversion of the Notes

        This Prospectus Supplement supplements the Prospectus dated April 12, 2004 relating to the resale by certain selling securityholders of up to $240,000,000 of our 3 1/4% convertible subordinated notes due August 15, 2013 and up to 17,531,568 shares of common stock issuable upon conversion of the notes. One of the selling securityholders identified in the accompanying Prospectus, Goldman Sachs & Co., has increased the principal amount of notes beneficially owned by it from $20,100,000 to $20,200,000.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 8, 2004.

Selling Securityholders

        We originally issued the notes in August 2003 to the initial purchasers, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse First Boston LLC and U.S. Bancorp Piper Jaffray Inc., in a private placement and in connection with the exercise in full by the initial purchasers of their option to purchase additional notes. The notes were immediately resold by the initial purchasers in transactions exempt from registration under Rule 144A under the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers under Rule 144A. Selling securityholders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible pursuant to this prospectus or any applicable prospectus supplement.

        The following table sets forth certain information, as of June 7, 2004, concerning the principal amount of notes beneficially owned and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time under this prospectus by the selling securityholders named in the table. This information is based on information provided by or on behalf of the selling securityholders. We will identify additional selling securityholders, if any, by post-effective amendment before they offer or sell their securities. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

        The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 73.0482 shares per $1,000 principal amount of notes. This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes, but will be paid in cash.

        The selling securityholders may offer all, a portion or none of the notes or common stock issuable upon conversion of the notes. Because the selling securityholders may offer a portion of the notes or common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information to us regarding their holdings.

        The percentage of common stock beneficially owned and being offered by each selling securityholder is based on 160,657,261 shares of our common stock outstanding as of June 7, 2004. The percentage of notes beneficially owned by each selling securityholder is based on $240,000,000 aggregate principal amount of notes outstanding.

        To our knowledge, none of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

Name	Principal Amount of Notes Beneficially Owned and Offered	Percentage of Notes Outstanding	Shares of Common Stock Beneficially Owned Before the Offering(1)	Conversion Shares of Common Stock Offered	Percentage of Common Stock Outstanding(2)
Advent Convertible Master (Cayman) L.P.	$9,440,000	3.9%	—	689,575	*
Akela Capital Master Fund, Ltd.(3)	6,000,000	2.5	—	438,289	*
Alcon Laboratories	238,000	*	—	17,385	*
Alpha U.S. Sub Fund 4 LLC	317,000	*	—	23,156	*
American AAdvantage Funds(4)	425,000	*	—	31,045	*
Arapahoe County Colorado	30,000	*	—	2,191	*
Argent LowLev Convertible Arbitrage Fund Ltd.	3,700,000	1.5	—	270,278	*
Arkansas Teacher Retirement(5)	1,295,000	*	—	94,597	*
Arlington County Employees Retirement System	415,000	*	—	30,315	*
Asante Health Systems	62,000	*	—	4,528	*
Associated Electric & Gas Insurance Services Limited(4)	300,000	*	—	21,914	*
Baptist Health of South Florida(5)	180,000	*	—	13,148	*
BP Amoco PLC Master Trust(6)	945,000	*	—	69,030	*
British Virgin Islands Social Security Board	53,000	*	—	3,871	*
CALAMOS® Convertible Fund—CALAMOS® Investment Trust(4)	13,500,000	5.6	—	986,150	*
CALAMOS® Convertible Portfolio—CALAMOS® Advisors Trust(4)	180,000	*	—	13,148	*
Citigroup Global Markets Inc.(7)	770,000	*	—	56,247	*
City and County of San Francisco Retirement System	915,000	*	—	66,839	*
City of New Orleans	127,000	*	—	9,277	*
City University of New York	93,000	*	—	6,793	*
CNH CA Master Account, L.P.(8)	4,000,000	1.7	—	292,192	*
Convertible Securities Fund	90,000	*	—	6,574	*
DBAG London(9)	11,000,000	4.6	—	803,530	*
Delaware Public Employees Retirement System	961,000	*	—	70,199	*
Dorinco Reinsurance Company(4)	820,000	*	—	59,899	*
Engineers Joint Pension Fund(5)	120,000	*	—	8,765	*
Fore Convertible Master Fund LTD	22,813,000	9.5	—	1,666,448	1.0
FrontPoint Convertible Arbitrage Fund, L.P.(10)	2,250,000	*	—	164,358	*
Gaia Offshore Master Fund Ltd.(11)	5,200,000	2.2	—	379,850	*
Geode U.S. Convertible Abitrage Fund, a Series of Geode Investors, LLC(12)	3,000,000	1.3	—	219,144	*
Goldman Sachs & Co.(13)	20,200,000	8.4	474,617	1,475,573	1.2
Grace Convertible Arbitrage Fund, Ltd.(14)	5,000,000	2.1	—	365,241	*
Grady Hospital Foundation	84,000	*	—	6,136	*
Guggenheim Portfolio Company XV, LLC(15)	1,500,000	*	—	109,572	*
Guggenheim Portfolio Company VIII (Cayman), LLC(16)	4,006,000	1.7	—	292,631	*
Hotel Union & Hotel Industry of Hawaii Pension Plan(6)	213,000	*	—	15,559	*
HFR Arbitrage Fund	355,000	*	—	25,932	*
Institutional Benchmarks Master Fund Ltd. c/o SSI Investment Management(6)	1,079,000	*	—	78,819	*

Kettering Medical Center Funded Depreciation Account(4)	80,000	*	—	5,843	*
Lyxor	904,000	*	—	66,035	*
Lyxor/Gaia II Fund Ltd.(11)	1,300,000	*	—	94,962	*
Man Convertible Bond Master Fund, Ltd.(17)	7,449,000	3.1	—	544,136	*
Man Mac I Limited(18)	6,887,000	2.9	—	503,082	*
McMahan Securities Co. L.P.(19)	1,250,000	*	—	91,310	*
Merrill Lynch Insurance Group	198,000	*	—	14,463	*
Municipal Employees	159,000	*	—	11,614	*
Nations Convertible Securities Fund	9,405,000	3.9	—	687,018	*
New Orleans Firefighters Pension/Relief Fund	73,000	*	—	5,332	*
Nicholas-Applegate Capital Management Convertible Mutual Fund(5)	200,000	*	—	14,609	*
1976 Distribution Trust FBO A.R. Lauder/Zinterhofer	3,000	*	—	219	*
Nisswa Master Fund Ltd.(20)	3,000,000	1.3	—	219,144	*
Occidental Petroleum Corporation	167,000	*	—	12,199	*
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union(4)	675,000	*	—	49,307	*
Prisma Foundation(4)	100,000	*	—	7,304	*
Pro-mutual	542,000	*	—	39,592	*
Ramius Capital Group(21)	1,000,000	*	—	73,048	*
Ramius, LP(21)	200,000	*	—	14,609	*
Ramius Masterfund, LTD(21)	3,175,000	1.3	—	231,928	*
Ramius Partners II, LP(21)	300,000	*	—	21,914	*
RCG Baldwin, LP(21)	800,000	*	—	58,438	*
RCG Latitude Master Fund, LTD(21)	7,525,000	3.1	—	549,687	*
RCG Multi Strategy Master Fund, LTD(21)	2,000,000	*	—	146,096	*
S.A.C. Capital Associates, LLC(22)	13,000,000	5.4	25,000	949,626	*
San Diego City Retirement(5)	260,000	*	—	18,992	*
San Diego County Convertible(5)	545,000	*	—	39,811	*
SCI Endowment Care Common Trust Fund—First Union(4)	40,000	*	—	2,921	*
SCI Endowment Care Common Trust Fund—National Fiduciary Services(4)	170,000	*	—	12,418	*
SCI Endowment Care Common Trust Fund—Suntrust(4)	85,000	*	—	6,209	*
Sphinx Convertible Arb Fund SPC c/o SSI Investment Management(6)	391,000	*	—	28,561	*
Sphinx Fund c/o TQA Investors, LLC(23)	48,000	*	—	3,506	*
SPT(4)	1,850,000	*	—	135,139	*
SSI Blended Market Neutral L.P.(6)	422,000	*	—	30,826	*
SSI Hedged Convertible Market Neutral L.P.(6)	702,000	*	—	51,279	*
St. Thomas Trading, Ltd.(16)	11,551,000	4.8	—	843,779	*
State of Maryland Retirement Agency	1,983,000	*	—	144,854	*
Tag Associates	66,000	*	—	4,821	*

TD Securities (USA) Inc.(24)	16,969,000	7.1	—	1,239,554	*
The California Wellness Foundation(4)	430,000	*	—	31,410	*
The Coast Fund, L.P.	1,000,000	*	—	73,048	*
The Dow Chemical Company Employees' Retirement Plan(4)	1,855,000	*	—	135,504	*
The Fondren Foundation(4)	150,000	*	—	10,957	*
The Grable Foundation	52,000	*	—	3,798	*
TQA Master Fund, Ltd.(23)	1,836,000	*	—	134,116	*
TQA Master Plus Fund, Ltd.(23)	1,424,000	*	—	104,020	*
Trustmark Insurance	278,000	*	—	20,307	*
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer	3,000	*	—	219	*
United Food and Commercial Workers Local 1262 and Employers Pension Fund(4)	650,000	*	—	47,481	*
Viacom Inc. Pension Plan Master Trust(6)	22,000	*	—	1,607	*
Wachovia Bank National Association(25)	190,000	*	—	13,879	*
Wachovia Securities International Ltd.(26)	6,500,000	*	—	474,813	*
Wake Forest University(5)	130,000	*	—	9,496	*
Wyoming State Treasurer(5)	270,000	*	—	19,723	*
Xavex Convertible Arbitrage 5 Fund(15)	1,500,000	*	—	109,572	*
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors, LLC(23)	316,000	*	—	23,083	*
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, LLC(23)	229,000	*	—	16,728	*
Any other holder of notes or any future transferee, pledgee, donee or successor of or from any holder(27)	6,015,000	*	—	439,384	*
Total	$240,000,000	100.0%	499,617	17,531,568	10.4%

*
Less than one percent.

(1)
Does not include shares of common stock issuable upon conversion of the notes.

(2)
Calculated based on Rule 13d-3(d)(1) under the Securities Exchange Act. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the holder's notes; however, we did not assume the conversion of any other holder's notes.

(3)
Anthony B. Bosco, the general partner of the selling securityholder, has sole voting and dispositive power over the securities of the selling securityholder listed in the table.

(4)
Nick Calamos, Senior Executive Vice President, Head of Investments/CIO of the selling securityholder, has sole voting and dispositive power over the securities of the selling securityholder listed in the table.

(5)
The selling securityholder has delegated full authority to Nicholas-Applegate Capital Management ("Nicholas-Applegate") as investment advisor over these securities, including full voting and dispositive power. The chief investment officer of Nicholas-Applegate is Horacio Valeiras who, in such capacity, has oversight authority over all portfolio managers at Nicholas-Applegate. Nicholas-Applegate's proxy committee sets policies on the voting of all of Nicholas-Applegate's clients'

  securities to be voted by Nicholas-Applegate for clients. These policies are available to clients of Nicholas-Applegate upon request.

(6)
John Gottfurcht, George Douglas and Amy Jo Gottfurcht, the principal shareholders of SSI Investment Management, Inc., share voting and dispositive power over the securities of the selling securityholder listed in the table.

(7)
The selling securityholder is a broker-dealer and is, pursuant to the Securities Act of 1933, deemed to be an underwriter. The selling securityholder was also an initial purchaser of the notes from us in August 2003.

(8)
CNH Partners, LLC ("CNH") is the Investment Advisor of the selling securityholder and has sole voting and dispositive power over the securities of the selling securityholder listed in the table. Robert Krail, Mark Mitchell and Todd Pulvino are Investment Principals of, and act on behalf of, CNH.

(9)
The selling securityholder is an affiliate of a broker-dealer.

(10)
FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC, which is the general partner of FrontPoint Convertible Arbitrage Fund L.P. Arthur Lev and Julio Garcia have shared voting and dispositive power over the securities of the selling securityholder listed in the table.

(11)
Promethean Asset Management, LLC ("Promethean") serves as investment manager to Gaia Offshore Master Fund, Ltd. ("Gaia") and the trading advisor for Lyxor/Gaia II Fund Ltd. ("Lyxor") and may be deemed to share beneficial ownership of the securities beneficially owned by Gaia and Lyxor, as a result of Promethean's power to vote and dispose of the securities of Gaia and Lyxor. The ownership information for each of these selling securityholders does not include ownership information for the other. Promethean disclaims ownership of the securities beneficially owned by Gaia and Lxyor, and each of Gaia and Lyxor disclaims beneficial ownership of the securities beneficially owned by the other. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the securities beneficially owned by Promethean, Gaia and Lyxor.

(12)
Vincent Gubitosi, the portfolio manager of the selling securityholder, is employed by Geode Capital Management, LLC, which is the manager and investment-manager of Geode Investors, LLC. Mr. Gubitosi has sole dispositive power over the securities of the selling securityholder listed in the table.

(13)
The selling securityholder is a broker-dealer and is, pursuant to the Securities Act of 1933, deemed to be an underwriter.

(14)
Grace Brothers Management, LLC, the investment manager of the selling securityholder, has sole voting and dispositive power over the securities of the selling securityholder listed in the table. The selling securityholder is an affiliate of a broker-dealer.

(15)
Alex Adair, the portfolio manager of the selling securityholder, has sole voting and dispositive power over the securities of the selling securityholder listed in the table.

(16)
Laren Katzovitz, Kevin Felix and Patrick Hughes, each a Managing Partner of the selling securityholder, have shared voting and dispositive power over the securities of the selling securityholder listed in the table. The selling securityholder is an affiliate of a broker-dealer. Certain affiliates of Guggenheim Advisors, the controlling shareholder of the selling securityholder, are broker-dealers.

(17)
J.T. Hansen and John Null, Principals of Marin Capital Partners, LP, the Investment Adviser to the selling securityholder, share voting and dispositive power over the securities of the selling securityholder listed in the table.

(18)
Man-Diversified Fund II Ltd. ("Man-Diversified") has been identified as the controlling entity of the selling securityholder. The manager shares of Man-Diversified are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company that is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

(19)
The members of the Executive Committee of the selling securityholder share voting and dispositive power over the securities of the selling securityholder listed in the table. The selling securityholder is a broker-dealer and is, pursuant to the Securities Act of 1933, deemed to be an underwriter.

(20)
Brian Taylor, Aaron Yeary, Chris Lyche, Nikhil Mankodi, Michael O-Connell, Scott Reinhart and Pat Parthasarathy, portfolio traders for the selling securityholder, have no voting power but share dispositive power over the securities of the selling securityholder listed in the table.

(21)
Alex Adair, the portfolio manager of the selling securityholder, has sole voting and dispositive power over the securities of the selling securityholder listed in the table. The selling securityholder is an affiliate of a broker-dealer.

(22)
Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC share voting and dispositive power over the securities of the selling securityholder listed in the table. Steven A. Cohen controls both S.A.C. Capital Advisors and S.A.C. Capital Management. Each of S.A.C. Capital Advisors, S.A.C. Capital Management and Mr. Cohen disclaims beneficial ownership of these securities.

(23)
Robert Butman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero, principals of TQA Investors, LLC, share voting and dispositive power over the securities of the selling securityholder listed in the table.

(24)
The selling securityholder is a broker-dealer and is, pursuant to the Securities Act of 1933, deemed to be an underwriter.

(25)
The selling securityholder is an affiliate of a broker-dealer.

(26)
The selling securityholder is a broker-dealer and is, pursuant to the Securities Act of 1933, deemed to be an underwriter.

(27)
Information about other selling securityholders will be set forth in a post-effective amendment to the registration statement of which this prospectus forms a part.